Mail Stop 4561

December 4, 2008

Joel S. Marcus
Chief Executive Officer
Alexandria Real Estate Equities, Inc.
385 East Colorado Boulevard, Suite 299
Pasadena, California 91101

> **Re:** **Alexandria Real Estate Equities, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **and Documents Incorporated by Reference**
> **Form 10-Q for Fiscal Quarters Ended**
> **March 31, 2008, June 30, 2008, and September 30, 2008**
> **File No. 001-12993**

Dear Mr. Marcus:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Capital expenditures, tenant improvements and leasing costs, page 37

1.   Please tell us what consideration you gave to disclosing any proposed program for future capital expenditures and improvements and discuss the sources of funds for those improvements.

Property and lease information, page 39

2.   Please confirm that you will expand the disclosure in future filings to include lease expirations for each of the next 10 years instead of five years.

Exhibits, Financial Statement Schedules, page 45

Critical Accounting Policies, page 25

3.   The note indicates that the values of origination costs associated with acquired in-place leases are classified as leasing costs. The fair value of in-place leases associated with the acquisition of a building represents the value of having a lease in place and thus avoiding a lease up period. While that value may include the value of having avoided lease origination costs and the costs associated with a lease up period, it is unclear to us why your disclosure indicates that it represents capitalized origination costs. Please clarify to us how you have determined the value assigned to in-place leases in accordance with SFAS 141. Show us how you will revise your disclosure in future filings both here, page F-7 and in the second paragraph on F-10 to clarify your capitalization and amortization policy of the value of in-place leases which may include the value of lease origination costs avoided.

Note 2 - Basis of presentation and summary of significant accounting policies, page F-6

Investments, page F-9

4.   The note indicates that investments in privately held entities are generally accounted for under the costs method. Please identify the private entities in which you own 20% or more of the voting stock and for such entities indicate the percentage of the voting stock held by the company and the basis in APB 20 for not following the equity method.

Note 7 – Unsecured convertible notes, page F-19

5.   We note that the company completed a private offering of $460 million of convertible notes with an *initial* conversion price of $117.96 per share of the company's common stock. Tell us of any circumstances that the conversion price could be reset in which the notes would no longer meet the definition of conventional convertible debt in paragraph 4 of EITF 00-19.

Exhibits 31.1 and 31.2

6.   Refer also to the respective Exhibits filed within the Form 10-Q for the quarter periods ending March 31, 2008, June 30, 2008, and September 30, 2008. We note

that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 10

Setting Compensation for Named Executive Officers, page 12

7.   Please significantly expand your disclosure to discuss how compensation levels for each form of compensation are determined for each named executive officer. For example, we note your statement on page 11 that the base salaries of your named executive officers are established by their respective employment agreements, and refer to your disclosure that the named executive officers received salary increases between 4 and 22 percent based on the attainment of company and individual performance goals. For each named executive officer, please quantify and discuss these goals, including threshold, target and maximum levels, if applicable. We refer you to Item 402(b)(1) of Regulation S-K. Include this information in future filings and tell us how you intend to comply.

8.   We refer to your statement that you benchmark salary and target incentive levels to comparable companies. Please disclose in future filings the names of the peer companies that you consider in determining compensation levels and quantify the actual benchmarks that you use. Refer to Item 402(b)(1)(xiv) of Regulation S-K. Please tell us how you intend to comply.

9.   We note your disclosure on page 11 that Mr. Shigenaga's bonus is discretionary, and that he received a cash incentive bonus in the amount of 50 percent of his annual salary. Please expand your disclosure to discuss what factors the compensation committee considered in deciding to award Mr. Shigenaga a cash incentive bonus. Include this information in future filings and tell us how you intend to comply.

Summary Compensation Table, page 13

10.   Please confirm to us that there are no other executive officers who received total compensation in 2007 greater than $100,000. Refer to Item 402(a)(3)(iii) of Regulation S-K.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristina Aberg, Staff Attorney, at (202) 551-3404 or Karen Garnett, Assistant Director, at (202) 551-3785 if you have questions regarding comments on executive compensation and related matters. Please contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or me at (202) 551-3498 with any other questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant